UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Care.com, Inc.

(Name of Subject Company)

Care.com, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share (“Common Stock”)

Series A Convertible Preferred Stock, $0.001 par value per share (“Preferred Stock”)
(Title of Class of Securities)

141633107 (Common Stock)

None (Preferred Stock)
(CUSIP Number of Class of Securities)

Melanie Goins

General Counsel and Corporate Secretary
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451
(781) 642-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

With copies to:

John H. Chory

Bradley C. Faris

Susan L. Mazur
Latham & Watkins LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116
(617) 880-4500

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Care.com, Inc., a Delaware corporation, with the Securities and Exchange Commission on January 13, 2020, relating to the tender offer (the “Offer”) by Buzz Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation, to purchase (i) all of the outstanding Common Shares at a purchase price of $15.00 per Common Share and (ii) all of the outstanding Preferred Shares at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the “Certificate of Designations”), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations, in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2020, and in the related Letter of Transmittal, which are annexed to and filed with the Tender Offer Statement on Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, each of which may be amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentences as a new paragraph at the end of the subsection titled “Antitrust Compliance—Austria” on page 53:

“The required Phase I review period under the Austrian Competition Act with respect to the Offer and the Merger expired on February 7, 2020, and no Phase II request was filed. Accordingly, the condition of the Offer relating to obtaining approval under the Austrian Competition Act has been satisfied as from February 8, 2020.”

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following as a new subsection following the subsection titled “Annual and Quarterly Reports” on page 53:

“Expiration of the Offer

At one minute after 11:59 p.m., Eastern Time, on February 10, 2020, the Offer expired. Computershare Trust Company, N.A., the Depositary for the Offer, has advised Merger Sub that, as of the expiration date for the Offer, a total of approximately 26,256,871 Common Shares and 46,350 Preferred Shares, collectively representing approximately 81.3% of the voting power represented by the outstanding Common Shares and Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations for the Preferred Shares), were validly tendered and not properly withdrawn in the Offer, including 618,484 Common Shares tendered pursuant to guaranteed delivery procedures.

As of the expiration date for the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, as such term is defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Merger Sub has accepted for payment, and expects to as soon as practicable pay for, all Shares validly tendered and not properly withdrawn prior to the expiration date for the Offer.

IAC and Merger Sub completed the acquisition of the Company on February 11, 2020 by consummating the Merger pursuant to the Merger Agreement without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. As of the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by IAC or Merger Sub, or any direct or indirect wholly-owned subsidiaries of IAC or Merger Sub, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by the Company’s stockholders who properly demanded and perfected appraisal rights under Delaware law, which were cancelled and for which no payment was delivered) was converted into the right to receive an amount in cash equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes as required by applicable law.

Following consummation of the Merger, the Common Shares will be delisted and will cease to trade on the NYSE. IAC and Merger Sub intend to take steps to cause the termination of the registration of the Common Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

On February 11, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(G) hereto, and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(G)       Press Release issued by IAC/InterActiveCorp, dated February 11, 2020 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARE.COM, INC.

By:	/s/ Melanie Goins
Name:	Melanie Goins
Title:	General Counsel and Corporate Secretary

Dated: February 11, 2020